# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ReNew Energy Global plc, CIK 0001848763
CUSIP: G7500M104
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50 Broadway, London, England, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 07/02/2025
Filed by CIK 0001881188
Persons authorized to receive notices and communications: Sumant Sinha, Commercial Block-1, Zone 6, Golf Course Road, DLF City Phase-V, Gurugram, India (K7), 122009, (91) 124 489 6670

## Reporting persons
- Cognisa Investment: type of reporting person: partnership (PN); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,498,328; sole dispositive power 0; shared dispositive power 6,498,328; aggregate amount beneficially owned 6,498,328 (2.6% of the class)
- Wisemore Advisory Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,939,313; sole dispositive power 0; shared dispositive power 4,939,313; aggregate amount beneficially owned 4,939,313 (2% of the class)
- Sumant Sinha (CIK 0001881188): type of reporting person: individual (IN); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 41,756,089; shared voting power 11,437,641; sole dispositive power 41,756,089; shared dispositive power 11,437,641; aggregate amount beneficially owned 53,193,730 (17.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: ReNew Energy Global plc
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50 Broadway, London, England, United Kingdom (X0), SW1H 0DB
Comment: This Amendment No. 4 (the "Amendment No. 4") is being filed by the undersigned, pursuant to 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons on September 2, 2021, as amended and supplemented on November 21, 2022, November 30, 2023 and December 10, 2024 (the "Original Schedule 13D") and as further amended and supplemented by this Amendment No. 4 to the Original Schedule 13D (collectively, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 4 shall have the same meanings ascribed thereto in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

This Amendment No. 4 amends and supplements Item 4 of the Original Schedule 13D by adding the following:

Revised Non-Binding Proposal

On July 2, 2025, the Reporting Persons, Canada Pension Plan Investment Board ("CPPIB"), Abu Dhabi Future Energy Company PJSC-Masdar ("Masdar"), and Platinum Hawk C 2019 RSC Limited ("Platinum Hawk" and, together with the Reporting Persons, CPPIB, Platinum Hawk and Masdar, the "Consortium" and each member in the Consortium, a "Consortium Member") jointly submitted a revised non-binding proposal (the "Revised Proposal") to the special committee of the board of directors of the Issuer (the "Board") increasing the price per Share that the Consortium is proposing to pay to acquire all of the Shares (on a fully diluted basis) of the Issuer not presently owned by the Consortium Members in the Proposed Transaction to $8.00 per Share.

The Revised Proposal is non-binding, and no agreement, arrangement or understanding between the Consortium or any Consortium Members, on the one hand, and the Issuer, on the other hand, relating to the Revised Proposal, the Proposed Transaction or any other transaction will be created until such time as definitive agreements for the Proposed Transaction have been executed and delivered.

References to, and descriptions of, the Revised Proposal in this Schedule 13D are qualified in their entirety by the terms of the Revised Proposal, a copy of which is attached hereto as Exhibit 99.13 and is incorporated in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment No. 4 amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

As of the date hereof, Cognisa Investment is the record holder of 6,498,328 Class A ordinary shares, nominal value of $0.0001 (the "Shares"), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the "Issuer"). Based on 244,266,823 Shares (excluding treasury shares) of the Issuer outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024, Cognisa Investment beneficially owns approximately 2.6% of the outstanding Shares.

As of the date hereof, Wisemore Advisory Private Limited is the record holder of 4,939,313 Shares. Based on 244,266,823 Shares (excluding treasury shares) of the Issuer outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024, Wisemore Advisory Private Limited beneficially owns approximately 2.0% of the outstanding Shares. As of the date hereof, Mr. Sinha is the record holder of one Class B Ordinary Share, which represents voting rights equal to (i) 82 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (ii) 6,498,328 Shares that would have been issued to Cognisa and its affiliates if Cognisa and its affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, and (iii) 4,939,313 Shares that would have been issued to Wisemore and its affiliates if Wisemore and its affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289. Cognisa and Wisemore are directly owned and controlled by Mr. Sinha. As a result, Mr. Sinha may be deemed to share beneficial ownership over the securities held by each of Cognisa and Wisemore. In addition, Mr. Sinha is the record holder of 41,756,007 Shares issuable upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof.

Based on an aggregate of 297,460,553, comprising of 244,266,823 Shares (excluding treasury shares) outstanding as of March 31, 2024, 11,437,723 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1- to-0.8289 and the 41,756,007 Shares issuable to Mr. Sinha upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof, Mr. Sinha beneficially owns approximately 17.9% of the outstanding Shares. Items 7 through 11 and 13 of the cover pages of this Amendment No. 4 are hereby incorporated by reference.

Pursuant to Section 13(d) of the Act, by virtue of the relationships described in this Schedule 13D and the Consortium Bid Conduct Agreement, the Reporting Persons may be deemed to be a member of a "group" with CPPIB, Platinum Hawk and Masdar. However, the Reporting Persons expressly disclaim beneficial ownership of the Shares beneficially owned by CPPIB, Platinum Hawk or any other reporting person(s). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons beneficially own any Shares that are beneficially owned by CPPIB, Platinum Hawk or any other reporting person(s). The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedule 13D filed by CPPIB, Platinum Hawk or any other reporting person(s).

Based on the Schedule 13D filed by CPPIB with the SEC on the date hereof, CPPIB beneficially owns, and has sole voting power and sole dispositive power with respect to 88,846,844 Shares, representing approximately 28.68% of the voting rights associated with the outstanding Shares (including 12,345,678 voting rights exercisable by CPPIB by virtue of the Class D Share held by CPPIB).

Based on the Schedule 13D filed by Platinum Hawk with the SEC on the date hereof, Platinum Hawk beneficially owns 58,170,916 Shares representing approximately 18.78% of the voting rights associated with the outstanding Shares.

Accordingly, in the aggregate, the Reporting Person, CPPIB and Platinum Hawk may be deemed to beneficially own 200,211,490 Shares. Based on an aggregate of 309,806,231 Shares, comprised of (i) 244,266,823 Shares outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024, (ii) 12,345,678 Shares that would have been issued to CPPIB if CPPIB had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 41,756,007 Shares issuable to Mr. Sinha upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof, Reporting Person, CPPIB and Platinum Hawk may be deemed to beneficially own approximately 64.63% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 11 and 13 of the cover pages of this Amendment No. 4 are hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any Covered Person has effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

This Amendment No. 4 amends and supplements Item 6 of the Original Schedule 13D by adding the following:

Amendment No. 1 to Consortium Bid Conduct Agreement

On July 3, 2025, the Consortium entered into amendment No. 1 to the Consortium Bid Conduct Agreement pursuant to which, among other things, the outside date for the restrictions set forth in Section 2.6 of the Consortium Bid Conduct Agreement has been extended to September 30, 2025.

References to, and descriptions of, the amendment No. 1 to Consortium Bid Conduct Agreement in this Schedule 13D are qualified in their entirety by the terms of the amendment No. 1 to Consortium Bid Conduct Agreement, a copy of which is attached hereto as Exhibit 99.14, which is incorporated in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.13 - Revised Proposal, dated July 2, 2025, from Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, as trustee for the Platinum Cactus A 2019, Abu Dhabi Future Energy Company PJSC-Masdar and Mr. Sumant Sinha

99.14 - Amendment No. 1 to Consortium Bid Conduct Agreement, dated July 3, 2025, by and among Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, as trustee for the Platinum Cactus A 2019, Abu Dhabi Future Energy Company PJSC-Masdar and Mr. Sumant Sinha.

## Signatures
- Cognisa Investment: /s/ Sumant Sinha, Sumant Sinha, Partner (07/03/2025)
- Wisemore Advisory Private Limited: /s/ Sumant Sinha, Sumant Sinha, Director (07/03/2025)
- Sumant Sinha: /s/ Sumant Sinha, Sumant Sinha, in person capacity (07/03/2025)